PROMISSORY NOTE

$1,460,799,080                                            September 22, 2000

         FOR VALUE RECEIVED, the undersigned, Conseco Finance Corp., a Delaware Corporation (the "Borrower"), hereby promises to pay to the order of CIHC, Incorporated, a Delaware corporation (the "Lender"), at 11825 North Pennsylvania Street, Carmel, Indiana 46032, (i) the principal amount of One Billion Four Hundred Sixty Million Seven Hundred Ninety Nine Thousand Eighty Dollars ($1,460,799,080), or, if less, the aggregate unpaid principal amount of each loan or advance made by the Lender to the Borrower hereunder, in lawful money of the United States of America in immediately available funds and (ii) interest from April 1, 2000 on the principal amount hereof from time to time outstanding, in like funds, at a rate per annum equal to 150 basis points in excess of the London interbank offered rate for a three-month period, as published in The Wall Street Journal (the "Interest Rate").

         The unpaid principal balance of this Note shall be due and payable on March 15, 2003 and accrued and unpaid interest on the principal balance of this Note shall be due and payable monthly in arrears on the 1st day of each month with respect to interest accrued in the prior month, with the first interest payment due October 1, 2000 provided that if any such payment shall conflict with or result in a breach of or default under any other agreement to which the Borrower is a party, the amounts then due shall accrue until the first date on which such payment may be made without such conflict, breach or default. The Borrower promises to pay monthly interest on any overdue principal and, to the extent permitted by law, overdue interest from their due dates at a rate equal to the Interest Rate plus 2.0%. This Note may be prepaid in whole or in part at any time without premium or penalty provided that such prepayment does not conflict with any other agreement to which the Borrower is a party.

         This Note replaces that certain Amended and Restated Promissory Note dated May 26, 2000 by Conseco Finance Corp. payable to Conseco, Inc. in the original principal amount of One Billion Seven Hundred Fifty Million Seven Hundred Ninety Nine Thousand Eighty Dollars ($1,750,799,080) and that certain Amended and Restated Promissory Note dated May 26, 2000 by the Borrower payable to Conseco, Inc., in the original principal amount of Nine Hundred Ten Million Dollars ($910,000,000) (together, the "Old Notes"), and the Old Notes are hereby terminated and rendered null and void for all purposes.

         The Borrower and any and all sureties, guarantors and endorsers of this Note and all other parties now or hereafter liable hereon, severally waive grace, presentment for payment, protest, notice of any kind (including notice of dishonor, notice of protest, notice of intention to accelerate and notice of acceleration) and diligence in collecting and bringing suit against any party hereto, and agree to all extensions and partial payments, with or without notice, before or after maturity. The nonexercise by the holder of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

         This Note shall be construed in accordance with and governed by the laws of the State of Indiana and any applicable laws of the United States of America. The provisions of this Note shall be binding on and inure to the benefit of the successors and assigns of the Borrower and the Lender, including any subsequent holders of this Note.

         In the event this Note is not paid when due at maturity, the Borrower agrees to pay, in addition to the principal of and interest on this Note, all costs of collection, including reasonable attorneys' fees.

         IN WITNESS WHEREOF, the Borrower has caused this Note to be executed by its duly authorized officer as of the date first above written.


                                  CONSECO FINANCE CORP.



                                  By: /s/ James S. Adams
                                      ---------------------------------------
                                      James S. Adams, Senior Vice President
                                      and Chief Accounting Officer